UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.   )*

HELIUS MEDICAL TECHNOLOGIES, INC.
(Name of Issuer)

Class A Common Stock, no par value
(Title of Class of Securities)

42328V
(CUSIP Number)

December 31, 2015
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ] Rule 13d-1(b)
[   ] Rule 13d-1(c)
[X] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 42328V

1.	Names of Reporting Persons
Advanced NeuroRehabilitation, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ ]

3.	SEC Use Only

4.	Citizenship or Place of Organization
Wisconsin
Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power
0

		6.	Shared Voting Power
16,035,026 (see Item 4(a))

		7.	Sole Dispositive Power
0

		8.	Shared Dispositive Power
8,819,264 (see Item 4(a))

9.	Aggregate Amount Beneficially Owned by Each Reporting Person
16,035,026 (see Item 4(a))

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.	Percent of Class Represented by Amount in Row (9)
22.2% (see Item 4(b))

12.	Type of Reporting Person (See Instructions)
OO

CUSIP No. 42328V

1.	Names of Reporting Persons
Kurt Kaczmarek

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

	(a)	[ ]
	(b)	[ ]

3.	SEC Use Only

4.	Citizenship or Place of Organization
United States

Number of Shares Beneficially Owned by Each Reporting Person With		5.	Sole Voting Power
0

		6.	Shared Voting Power
16,035,026 (see Item 4(a))

		7.	Sole Dispositive Power
0

		8.	Shared Dispositive Power
8,819,264 (see Item 4(a))

9.	Aggregate Amount Beneficially Owned by Each Reporting Person
16,035,026 (see Item 4(a))

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.	Percent of Class Represented by Amount in Row (9)
22.2% (see Item 4(b))

12.	Type of Reporting Person (See Instructions)
IN

Item 1.

(a)	Name of Issuer:

Helius Medical Technologies, Inc.

(b)	Address of Issuer’s Principal Executive Offices: Suite 400, 41 University Drive Newtown, Pennsylvania, 18940

Item 2.

(a)	Name of Person Filing:
Advanced NeuroRehabilitation, LLC (“ANR”)
Kurt Kaczmarek (together, the “Filing Persons”)

(b)	Address of Principal Business Office or, if none, Residence:
For each filing person:
510 Charmany DR., Suite 175F
Madison, WI 53719

(c)	Citizenship:
	For ANR:	Wisconsin
	For Mr. Kaczmarek:	United States

(d)	Title of Class of Securities:
Class A Common Stock, no par value

(e)	CUSIP Number:
42328V

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
	(e)	[ ]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	[ ]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	[ ]	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
	(h)	[ ]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	[ ]	A non-U.S. institution in accordance with §240.13d-1(b)(ii)(J);
	(k)	[ ]	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d -1(b)(1)(ii)(J), please specify the type of xxxx institution:

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

As of December 31, 2015, Advanced NeuroRehabilitation, LLC (“ANR”) held in the aggregate 16,035,026 shares of Class A Common Stock (“Common Stock”) of Helius Medical Technologies, Inc. (the “Issuer”). This amount includes 7,215,762 shares held in escrow. Pursuant to the terms of the escrow agreement, the shares of Common Stock are scheduled to be released from escrow over a period of three years. Ten percent of the shares were released on June 23, 2014, with the remaining shares of Common Stock being released in equal tranches of 15% every six months thereafter. The holder has only voting power and no investment power with respect to the escrowed shares.

Investment and voting decisions for shares held by ANR are made by Kurt Kaczmarek, as the managing member. Mr. Kaczmarek expressly disclaims beneficial ownership of the shares of Common Stock, except to the extent of any pecuniary interest therein.

(b)	Percent of class:

The information contained on the cover pages to this Schedule 13G is incorporated herein by reference. The percentage amount is based on an aggregate of 72,193,209 shares of common stock outstanding as January 8, 2016 as reported on the Issuer’s Form 10-Q/A filed with the Securities and Exchange Commission on January 11, 2016.

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote

The information contained on the cover pages to this Schedule 13G is incorporated herein by reference.

	(ii)	Shared power to vote or to direct the vote

The information contained on the cover pages to this Schedule 13G is incorporated herein by reference.

	(iii)	Sole power to dispose or to direct the disposition of

The information contained on the cover pages to this Schedule 13G is incorporated herein by reference.

	(iv)	Shared power to dispose or to direct the disposition of

The information contained on the cover pages to this Schedule 13G is incorporated herein by reference.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following[ ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable

Item 8.	Identification and Classification of Members of the Group

Not applicable

Item 9.	Notice of Dissolution of Group

Not applicable

Item 10.	Certification

Not applicable

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 16, 2016
Advanced NeuroRehabilitation, LLC

/s/	Kurt Kaczmarek
By:	Kurt Kaczmarek
Its:	Authorized Signatory
Date: February 16, 2015

/s/	Kurt Kaczmarek
By:	Kurt Kaczmarek

Exhibit 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with each of the Filing Persons (as such terms are defined in the Schedule 13G referred to below) on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the common stock, no par value, of Helius Medical Technologies, Inc., a Wyoming corporation, and that this agreement may be included as an exhibit to such joint filing.

IN WITNESS WHEREOF, the undersigned hereby execute this agreement as of February 16, 2016.

Advanced NeuroRehabilitation, LLC

/s/	Kurt Kaczmarek
By:	Kurt Kaczmarek
Its:	Authorized Signatory

/s/	Kurt Kaczmarek
By:	Kurt Kaczmarek

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